 FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 05, 2017

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

  Yes ___      No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the change of the acting spokesperson of the Company” dated October 05, 2017.

2.	Taiwan Stock Exchange filing entitled, “The Company will hold the Investor Conference Call on October 26, 2017” dated October 05, 2017.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 05, 2017	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

October 05, 2017

English Language Summary

Subject: To announce the change of the acting spokesperson of the Company

Regulation: Published pursuant to Article 4-8 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2017/10/05

Contents:

1.	Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):acting spokesperson

2.	Date of occurrence of the change:2017/10/05

3.	Name, title, and resume of the replaced person:

Acting Spokesperson:Andrew Hsu, the Senior Director of Finance

Acting Spokesperson: Gwen Ting, the Director of Corporate Communication Div.

4.	Name, title, and resume of the replacement:

Acting Spokesperson: Gwen Ting, the Director of Corporate Communication Div.

5.	Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):position adjustment

6.	Reason for the change:position adjustment

7.	Effective date:2017/10/05

8.	Any other matters that need to be specified: No.

Item 2

AU Optronics Corp.

October 05, 2017

English Language Summary

Subject: The Company will hold the Investor Conference Call on October 26, 2017

Regulation: Published pursuant to Article 4-12 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2017/10/26

Contents:

1.	Date of the investor conference:2017/10/26

2.	Time of the investor conference:14:00

3.	Location of the investor conference:Online teleconference

4.	Brief information disclosed in the investor conference:

2017 3rd Quarter Results Investor Conference

5.	The presentation of the investor conference release:

Please refer to MOPS or AUO's website for 3Q 2017 investor conference presentation.

6.	Will the presentation be released in the Company’s website:http://www.auo.com

7.	Any other matters that need to be specified:

A live webcast of the conference call and replay will be available via

https://www.auo.com/zh-TW/Investor_Conference/index

https://www.auo.com/en-global/Investor_Conference/index